VIA EDGAR

July 25, 2012

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Intervest Bancshares Corporation
Form 10-K for the Fiscal year Ended December 31, 2011
File No. 000-23377

Dear Mr. Clampitt:

This letter is in response to the comments contained in your letter of July 13, 2012 regarding your review of Intervest Bancshares Corporation’s (the “Company” or “we”) filings noted above. I have set forth below the staff’s comments in italics, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46:

1.	Please consider including an “Overview” of management’s perspective on Intervest to provide an executive level overview that provides context for the remainder of the management’s discussion and analysis. Identify the factors that Intervest’s executives focus on in evaluating financial condition and operating performance and consider addressing the material operations, risks and challenges facing Intervest and how management is dealing with these issues. For example, discuss any plans to repay TARP funds prior to the increase in the interest rate in December 2013. Consider enhancing your disclosure to address any material trends. Refer to Release No. 33-8350.

On page 46 of Form 10-K, the general section of the MD&A refers the reader to Item 1 “Business” where a more detailed discussion is provided regarding the Company’s business, including an overview of its business strategy and recent developments on its business. This discussion includes the impact of the recent economic downturn and its impact on the Company. It continues further to describe the current regulatory environment and impact on the Company’s operations, including a detailed discussion on the regulatory formal agreements the Company and its banking subsidiary are currently operating under and various operating restrictions arising therefrom that affect its real estate lending business, deposit gathering activities and the Company’s ability to pay common and preferred dividends, repay its outstanding debt and related interest payable and its TARP investment held by the Treasury.

In future filings, the Company will provide more discussion in its “Overview” section of the MD&A in the form of a condensed summary of these factors and management’s plan of action, where appropriate, on matters discussed therein.

Financial Statements

Note 2. Securities Held to Maturity, page 89

2.	Based on your disclosure, it appears you are utilizing the guidance in ASC 325-40-15 and 35 in your other than temporary impairment (OTTI) methodology for your pooled trust preferred securities. If so, please tell us why you believe the trust preferred securities are within the scope of this guidance. Please tell us the credit ratings of the securities at the time of acquisition.

Our investment in the pooled trust preferred securities represents debt securities (in which we own beneficial interests in securitized financial assets) that have contractual cash flows. They consist of mezzanine-class, variable-rate pooled trust preferred securities backed by debt obligations of companies in the banking industry. The trading market for these securities is inactive and we do not have any ownership interest or control of any of the underlying banks in the pools. As a result, we believe our investment in these securities falls within the scope of this above accounting guidance. At the time of purchase, these securities were investment rated or A2. The net carrying value of the pooled trust preferred securities at March 31, 2012 represented less than 0.5% our total assets.

3.	Please tell us if the discount rate used in the present value of cash flow calculations represents the current yield used to accrete the beneficial interest, the effective interest rate implicit in the security at the date of acquisition, or something else. Please provide us with accounting guidance you relied upon to support your discount rate.

Since the securities have a floating interest rate based on 3 month Libor, we are discounting the projected cash flows based upon the discount margin defined at the time of purchase, which constitutes a credit spread over 3-month Libor. The discount rate used in the present value calculations equates to the current yield used to accrete the beneficial interest. The Company believes that this assumption is within the scope of ASC Topic 325.

4.	For each of the eight listed pooled trust preferred securities as of December 31, 2011 and March 31, 2012, please provide us the actual discount rate used, the current yield used to accrete the beneficial interest, and the effective interest rate implicit in the security at the date of acquisition.

The actual discount rate used is reflected in the following table:

	At March 31, 2012				At December 31, 2011
Cusip	Effective Interest Rate Implicit at Acquisition (1)	Discount Margin (Spread over Libor)	Actual Discount Rate Used (2)	Current Yield to accrete beneficial interest	Effective Interest Rate Implicit at Acquisition (1)	Discount Margin (Spread over Libor)	Actual Discount Rate Used (2)	Current Yield to accrete beneficial interest

74041PAEO	4.59%	1.90%	4.59%	4.59%	4.50%	1.90%	4.50%	4.50%
74040XAD6	4.37%	1.80%	4.37%	4.37%	4.39%	1.80%	4.39%	4.39%
74040XAE4	4.37%	1.80%	4.37%	4.37%	4.39%	1.80%	4.39%	4.39%
74040XAE4	4.37%	1.80%	4.37%	4.37%	4.39%	1.80%	4.39%	4.39%
74040YAF9	4.38%	1.70%	4.38%	4.38%	4.40%	1.70%	4.40%	4.40%
74040YAE2	4.38%	1.70%	4.38%	4.38%	4.40%	1.70%	4.40%	4.40%
74041UAE9	4.23%	1.57%	4.23%	4.23%	4.17%	1.57%	4.17%	4.17%
74041UAE9	4.23%	1.57%	4.23%	4.23%	4.17%	1.57%	4.17%	4.17%

(1)	Since the securities have a floating interest rate, this rate is assumed to be equal to the actual discount rate used.
(2)	Derived using the discount margin over 3-month LIBOR based upon the forward rate curve as of a date near quarter-end

For each of these dates, please provide us an analysis of the difference in expected cash flows and credit OTTI if you used as the discount rate the current yield used to accrete the beneficial interest as compared to the effective interest rate implicit in the security at the date of acquisition.

Because these securities have a floating interest rate, the estimated effective interest rate implicit at acquisition (shown above) is assumed to equal the actual discount rate used (which also represents the current yield used to accrete beneficial interest). As a result, we believe there would be no difference in the present value of the expected cash flows under this scenario, since effectively all three rates are the same.

5.	As of December 31, 2011 and March 31, 2012, please provide us an analysis of the difference in expected cash flows and credit OTTI if you used the impairment model in ASC 320-10-35 and explain the primary factors that cause any differences.

We do not believe ASC 320-10-35 guidance is applicable to our securities. On page 7 of ASC 320, paragraph 320-10-35-33E, the citation states that ASC 325-40-35-4 through -9 (or page 2 of ASC 325) should be used for securitized financial assets such as our securities as follows: “For debt securities that are beneficial interests in securitized financial assets within the scope of Subtopic 325-40, an entity shall determine the present value of cash flows expected to be collected considering the guidance in paragraphs 325-40-35-4 through 35-9 for determining whether there has been a decrease in cash flows expected to be collected from cash flows previously projected. In other words, the cash flows estimated at the current financial reporting date shall be discounted at a rate equal to the current yield used to accrete the beneficial interest.”

6.	Please tell us in detail how you develop your estimate of future deferrals and defaults for each security. Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.

The cash flows used in the present value model were projected with 75bps of annual defaults with a 15% recovery after a two-year lag for actual deferrals and no recoveries assumed for existing defaults. The rationale for these metrics was estimated based on a review of the number of FDIC bank failures each year from 1934-2008. Comparing bank failures to the number of FDIC institutions produced an annual average default rate of 36bps. In computing the long-term default rate to be included in our cash flow analysis, we used 2x (two times) the historical long-term bank default rate, or approximately 75bps as a reasonable assumption. For the recovery rate, we noted Standard & Poor’s published report entitled “Global Methodology for Rating Trust Preferred/Hybrid Securities Revised.” This analysis uses a recovery assumption of 15%. An easy way to conceptualize a 15% recovery rate is that this is about equal to a full recovery of principal on 1 out of every 7 deferrals. Given the small balance of these trust preferred securities to our total assets, we did not consider the specific credit characteristics of the collateral underlying each individual security in developing the estimate of future deferrals and defaults. However, we did arrive at different estimates of deferrals and defaults for each security and we believe the inputs used in the models are reasonable and produce consistent and comparable calculations from period to period.

7.	Please revise future filings to disclose the information required by ASC 320-10-50-8B for each period presented.

We believe we have provided the roll forward information showing changes in OTTI on page 111 (third table) in footnote 21 to the 10-K. The Company will provide as necessary any additional disclosures required by the above referenced accounting standard in future filings.

Note 3. Loans Receivable, page 91

8.	You disclose on page 92 that all of your impaired loans have a specific valuation allowance. We also note from your disclosure on page 53 that you recorded partial charge-offs related the appraised value of collateral for certain loans. Please explain to us the facts and circumstances related to loans with partial charge-offs that also have a specific valuation allowance. Also, explain to us why you do not appear to have any impaired loans that do not have a specific valuation allowance since generally banks have loans that meet the definition of an impaired loan but not have credit impairment. Also, note the disclosure requirements in ASC 310-10-50-15(a)(3)(ii).

All of the Company’s loans are considered in the determination of the allowance for loan losses, whether on an individual or group basis. Impaired loans are evaluated for impairment on an individual basis under FAS 114 and the remainder of the portfolio is grouped into loans with similar risk characteristics for evaluation and analysis under FAS 5. Impairment is normally measured by either the present value of expected future cash flows (DCF) discounted at the loan’s effective interest rate (for non-collateral dependent loans), or the fair value of the collateral less estimated selling costs for collateral dependent loans. Selling costs include broker commissions, legal and title transfer fees, and closing costs as they are anticipated to reduce the proceeds from the sale of the collateral. A loan is normally deemed impaired when, based upon current information and events; it is probable that the Company will be unable to collect both principal and interest due according to the contractual terms of the loan agreement.

Consistent with the “Interagency Policy Statement on the Allowance for Loan and Lease Losses,” the Company normally maintains a specific reserve on all of its impaired loans (regardless of whether the calculated impairment is zero) because it believes it to be prudent based on the factors below.

The process of estimating real estate values is imprecise and subject to changing market conditions which could cause fluctuations in estimated values. Estimates are subjective in nature, involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in any of the market assumptions could cause fair value estimates to deviate substantially, particularly considering that:

•	commercial real estate markets and national and local economic conditions remain weak;

•	unemployment rates and vacancies rates in retail and office properties continue to be high; and

•	the timing of the resolution of impaired loans in many cases remains uncertain, which increases the negative impact to the portfolio from further declines in real estate values.

Interagency guidelines require that the appraised value of the collateral should be used as a starting point for determining its fair value. An institution should also consider other factors and events in the environment that may affect the current fair value of the collateral since the appraisal was performed. The institution’s experience with whether the appraised values of impaired collateral-dependent loans are actually realized should also be taken into account. In addition, the timing of when the cash flows are expected to be received from the underlying collateral could affect the fair value of the collateral if the timing was not contemplated in the appraisal. The consideration of all the above generally results in the appraised value of the collateral being greater than the institution’s estimate of the collateral’s fair value, less estimated costs to sell. As a consequence of the above, an institution may necessarily still have a specific reserve on an impaired loan (whether or not a charge off has been taken) for the amount by which the institution’s estimated fair value of the collateral, less estimated costs to sell, is believed to be lower than its appraised value. The Company’s internal policy, as described in its notes to the financial statements, requires a charge off all or a portion of an impaired loan only when such amount is deemed to be uncollectible and such loss has been confirmed. As a result, the Company maintains a specific valuation allowance on all of its impaired loans for the reasons described above, with such valuation allowance being based on the receipt of appraisals and management’s judgment of other factors such as those described above.

On page 48 of Form 10-K under the “Critical Accounting Policies” section of the MD&A, the fourth paragraph currently reads as follows:

“Estimates of fair value are determined based on a variety of information, including available appraisals and the knowledge and experience of our two senior lending officers and chief credit officer related to values of properties in our lending market areas. Our policy is to obtain externally prepared appraisals or other indications of value for all new, restructured, or renewed loans; upon the classification or downgrade of a loan; and upon foreclosure and transfer of a loan to foreclosed real estate, and at least annually thereafter for all impaired loans and real estate owned. In addition to appraisals, consideration is also given to the type, location and occupancy of the property and current economic conditions in the area the property is located in assessing estimates of fair value. Additionally, since March 2011, we have required that all third-party appraisals we receive be reviewed by a different external appraiser for reasonableness. We believe our process of reviewing loans and determining estimated fair values is effective.”

In future filings, the Company will expand its discussion on this subject matter to further incorporate the discussion provided above.

With respect to the Staff’s citation regarding disclosures required by ASC 310-10-50-15(a)(3)(ii), we respectfully advise the Staff that we believe we have made the required disclosure. On the top of page 92 of our Report on Form 10-K there is a detailed table showing the recorded investment, corresponding specific valuation allowance and unpaid principal balance of our impaired loans. Under this table, footnote 2 states that all of our impaired loans have a specific valuation allowance and therefore no tabular information was shown for impaired loans that do not have a valuation allowance.

9.	Please revise future filings to disclose the information required by ASC 310-10-50-11B(g) and (h).

We respectfully advise the Staff that we believe we have made the disclosure required by ASC 310-1-50-11B (g) and (h). On the bottom of page 94, there is a detailed table showing the changes in the allowance for loan losses by loan type. Under that table, there is a statement that says that all of the Company’s loans are evaluated for impairment on a loan by loan basis. Accordingly, no information was provided for impairment of loans determined on a group basis since it is not applicable.

Definitive Proxy Statement filed March 30, 2012

Executive Compensation

Compensation Discussion and Analysis, page 13

General

10.	Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation. For example, we note minimal discussion and analysis of how the Committee determined specific long-term restricted Class A common stock awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

The Company supplementally advises the Staff that compensation decisions are made by the Compensation Committee on a subjective basis, based on the Committee’s assessment of each individual’s level of duties and responsibilities. The entire board of directors conducts an annual performance evaluation of each of the Company’s executive officers, including the named executive officers, but this evaluation is for the board’s use in providing feedback and constructive criticism to executives and is not used by the Compensation Committee in determining the executives’ compensation. The Compensation Committee does not rely on specific performance criteria in making its compensation decisions.

In addition, as discussed in the proxy statement, since 2008 the Company has participated in the U.S. Treasury’s Capital Purchase Program (“CPP”). As a result of its participation in the CPP, the Company is subject to numerous restrictions on its executive compensation policies and practices as discussed in the proxy statement. In accordance with these restrictions, the Company has not awarded cash bonuses or grants of stock options in the past three fiscal years, and, except with respect to an increase in the salary payable to Mr. Olsen effective January 1, 2012, has made only modest increases in base salary. With respect to Mr. Olsen’s salary increase, the Committee determined that an increase was warranted to reflect the significant increase in the duties and responsibilities Mr. Olsen has recently undertaken in his role as President of Intervest National Bank.

In future filings, the Company will clarify the subjective nature of the Compensation Committee’s payout determinations, and will discuss Mr. Olsen’s salary increase in greater detail.

11.	Please expand your discussion to provide additional analysis of the effect of individual performance on cash compensation. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

As discussed in response to Comment 10 above, the Compensation Committee’s evaluation of individual performance is based on the Committee’s subjective assessment of how each individual performed in view of the level of his duties and responsibilities. There are no fixed criteria, quantitative or qualitative, relied upon by the Compensation Committee in evaluating individual performance. In future filings, the Company will clarify the extent of the Committee’s discretion in assessing each individual’s performance.

12.	Future filings should elaborate to a greater extent on the role of Mr. Dansker in determining compensation and his input during the crafting of compensation packages. For example, can Mr. Dansker call or attend compensation committee meetings? Can he meet with your compensation consultants? Refer to Item 402(b)(2)(xv).

As discussed on p.15 of the proxy statement, Mr. Dansker annually reviews the performance of the Company’s executive officers (other than himself) and presents his conclusions and recommendations to the Compensation Committee, which may exercise its discretion in modifying, accepting or rejecting such recommendations. Mr. Dansker may attend Compensation Committee meetings (in person or by phone) if invited to do so by the Compensation Committee. The Compensation Committee did not engage a compensation consultant during fiscal 2011. When the Compensation Committee has, in the past, engaged such consultants, Mr. Dansker has been interviewed by the consultant at the consultant’s request. The Company will, in future filings, expand its discussion of Mr. Dansker’s role in determining compensation to reflect the foregoing.

13.	We note your use of peer group comparisons. Please clarify whether you use specific peer group compensation percentiles in making compensation decisions. If so, please clarify what consideration you gave to disclosing the actual percentiles for fiscal 2011 compensation and each benchmarked element of compensation. Disclosure in this regard should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters.

As disclosed on p.14 of the proxy statement, while the Compensation Committee takes into account competitive market data from the banking industry as a whole, focusing on institutions of a similar size to the Company, the Compensation Committee has not historically established specific peer group percentile targets. Rather, the Committee reviews such data to get a sense of the marketplace in order to determine whether the compensation payable to the Company’s executive officers is generally competitive within the industry. If in the future the Compensation Committee decides to use specific peer group compensation percentiles in making compensation decisions, the Company will provide the disclosures referred to in this Comment.

14.	The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of Mr. Dansker’s salary and stock awards relative to other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

As discussed in response to Comment 10 above, the Compensation Committee establishes the levels of compensation payable to each of the Company’s executive officers based upon its assessment of each individual’s duties and responsibilities. The relationship between Mr. Dansker’s compensation and that payable to the other named executive officers reflects the Committee’s assessment of Mr. Dansker’s role in the Company’s operations relative to that of the other named executive officers. Also as discussed in response to Comment 10 above, the Compensation Committee determined to increase the salary payable to Mr. Olsen effective January 1, 2012, reflecting the increase in his responsibilities within the Company, and reducing the disparity between the compensation payable to Mr. Dansker and Mr. Olsen. The Compensation Committee bases these determinations on its careful assessment of each individual’s then-current role within the Company, rather than on any established policies or practices regarding compensation of the named executive officers. In future filings, the Company will clarify the nature of the Compensation Committee’s discretionary analysis with respect to the named executive officers’ relative levels of compensation.

The Company acknowledges the following: it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

While we believe this letter responds to the comments set out in the staff’s letter, we stand ready to provide any additional information that the staff may deem necessary. If you have any further questions or comments related to this response, please feel free to contact me at (212) 218-2802.

Sincerely,

/s/ Lowell S. Dansker

Chairman

cc:	Thomas E. Willett, Harris Beach PLLC
Tom Smith, Hacker Johnson & Smith, P.A., P.C.
Michael Callen, Audit Committee Chairman